SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-13232
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
401(k) RETIREMENT PLAN
(Full title of the plan)
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office)

Financial Statements and Schedule
Apartment Investment and Management Company 401(k) Retirement Plan
Year Ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Benefits Committee
Apartment Investment and Management Company
We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company 401(k) Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Denver, Colorado
June 26, 2007

Apartment Investment and Management Company 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets:
Investments, at fair value	$85,637,944	$75,873,397

Total assets	85,637,944	75,873,397

Liabilities:
Participant refunds payable	—	(3,681)

Net assets available for benefits	$85,637,944	$75,869,716

See accompanying notes.

Apartment Investment and Management Company 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions:
Employee contributions	$8,113,113
Employer contributions, net of forfeitures	4,392,209
Rollover contributions	1,160,435

13,665,757

Net appreciation in fair value of investments	2,596,843
Interest and dividend income	6,226,619

Net additions	22,489,219

Deductions:
Benefit payments	12,666,733
Administrative expenses	54,258

Total deductions	12,720,991

Net increase	9,768,228
Net assets available for benefits at the beginning of the year	75,869,716

Net assets available for benefits at the end of the year	$85,637,944

See accompanying notes.

Apartment Investment and Management Company 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of the Apartment Investment and Management Company 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (the “Company” or “AIMCO”) who have completed 30 days of service and are age 18 or older, except Puerto Rico employees, who are not eligible to participate in the Plan, and certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $15,000 (for 2006), whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company may make matching contributions in the following manner: (1) a 100% match on participant contributions to the extent of the first 3% of the participant’s eligible compensation; and (2) a 50% match on participant contributions to the extent of the next 2% of the participant’s eligible compensation.
Each participant’s account is credited with the participant’s contributions, Company matching contributions and appreciation or depreciation in earnings from the fund(s) elected by the participant. The benefit to which a participant is entitled is their vested account balance at the time of distribution.
Participants are immediately vested in their voluntary contributions. The Company’s matching contributions made on or after January 1, 2004 vest immediately. Matching contributions made prior to January 1, 2004 vest fully after three years of service. Upon withdrawal, any unvested portion of a participant’s account may be used by the Company to reduce the next employer contribution or pay expenses of the Plan. During the year ended December 31, 2006, $100,000 was used to reduce 2006 contributions and $54,668 was used to pay administrative expenses. For the year ended December 31, 2006, forfeited balances of terminated participants’ unvested accounts totaled $38,953. At December 31, 2006 and 2005, Plan assets totaling $121,658 and $228,102, respectively, were available to reduce employer contributions or pay administrative expenses in the future.
Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant’s account. Three loans may be outstanding at any time; however, only one loan is permitted during any twelve-month period.
On termination of service or upon death, disability or retirement, a participant may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible.
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.

Apartment Investment and Management Company 401(k) Retirement Plan
Notes to Financial Statements (continued)
December 31, 2006
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting.
Investments
Investments other than participant loans and the common collective trust fund are valued at fair value as determined by reference to quoted market values. The participant loans are valued at their outstanding balances, which approximate fair value. Investments held in the common collective trust fund are recorded at fair value, which approximates cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated February 7, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.
Plan Expenses
The Company pays certain expenses necessary to administer the Plan.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006. The Fidelity Management Trust Company Managed Income Portfolio Fund held by the Plan holds guaranteed investment contracts which are subject to the FSP. Adoption of the FSP had an immaterial impact on the Plan’s financial statements as the contract values approximate estimated fair values.

Apartment Investment and Management Company 401(k) Retirement Plan
Notes to Financial Statements (continued)
December 31, 2006
3. Investments
The Plan’s investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. The Plan’s investments in the various funds (including investments bought, sold, and held during the year) appreciated in fair value for the year ended December 31, 2006, as presented in the following table:

Net Appreciation
in Fair Value During Year

Investments in mutual funds	$1,546,477
Investments in common stock	1,050,366

Total	$2,596,843

The AIMCO Stock Fund holds AIMCO common stock and cash. At December 31, 2006, this fund held 54,031 shares of AIMCO common stock with a market value of approximately $3.0 million.
The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006	2005

Fidelity Investment Mutual Funds:
Growth Company Fund	$7,436,719	$6,348,172
Growth and Income Fund	14,791,672	14,881,962
Retirement Money Market Fund	6,205,719	5,969,582
Asset Manager Fund	4,901,890	5,017,735
Equity Income II Fund	5,954,097	5,586,033
Diversified International Fund	4,631,080	*

Fidelity Management Trust Company Common Collective Trust Fund:
Managed Income Portfolio Fund	8,908,461	9,473,356

Pacific Investment Management Company Total Return Fund — Administrative Class	*	3,904,969

*	Investment less than 5%.

SCHEDULE

Apartment Investment and Management Company 401(k) Retirement Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006
EIN: 84-1259577
Plan Number: 002

	Description of Investment, including
	Maturity Date, Rate of Interest,
Identity of Issue, Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Current Value

Common Stock:
*AIMCO Stock Fund (1)	123,341 shares	$3,195,558

*Fidelity Investment Mutual Funds:
Growth Company Fund	106,681 shares	7,436,719
Growth and Income Fund	474,853 shares	14,791,672
Asset Manager Fund	304,276 shares	4,901,890
Equity Income II Fund	245,631 shares	5,954,097
Diversified International Fund	125,334 shares	4,631,080
Low Priced Stock Fund	82,349 shares	3,585,455
Spartan US Equity Index Fund	46,381 shares	2,327,401
Retirement Money Market Fund	6,205,719 shares	6,205,719
Fidelity Real Estate Fund	90,268 shares	3,283,062
Fidelity Small Cap Stock Fund	75,025 shares	1,426,221
Fidelity Freedom Income Fund	17,676 shares	203,978
Fidelity Freedom 2000 Fund	10,916 shares	136,016
Fidelity Freedom 2010 Fund	95,095 shares	1,390,295
Fidelity Freedom 2020 Fund	152,114 shares	2,362,333
Fidelity Freedom 2030 Fund	146,911 shares	2,354,978
Fidelity Freedom 2040 Fund	209,739 shares	1,988,322

*Fidelity Management Trust Company Common Collective Trust Fund:
Managed Income Portfolio Fund	8,908,461 shares	8,908,461

Other investment funds:
Pacific Investment Management Company Total Return Fund — Administrative Class	362,261 shares	3,760,267
Pacific Investment Management Company Real Return Fund — Institutional Class	36,764 shares	391,540
Vanguard Explorer Fund	35,280 shares	2,453,337
American Beacon Small Cap Value Fund	45,305 shares	960,470

*Participant Loans	Interest rates range from 6.00% to 10.25%	2,989,073

		$85,637,944

*	Indicates a party-in-interest to the Plan

(1)	AIMCO Stock Fund holds AIMCO common stock and cash. At December 31, 2006, this fund held 54,031 shares of AIMCO common stock with a market value of $3.0 million.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2007

APARTMENT INVESTMENT AND MANAGEMENT COMPANY 401(k) RETIREMENT PLAN
By:	/s/ JAMES G. PURVIS
James G. Purvis
Executive Vice President — Human Resources

By:	s/ THOMAS M. HERZOG
Thomas M. Herzog
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23.1	Consent of Ernst & Young LLP